# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Serve Robotics Inc. /DE/, CIK 0001832483
CUSIP: 81758H106
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 730 Broadway, Redwood City, California (CA), 94063
Date of event which requires filing of this statement: 09/19/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001552781-24-000296
Filed by CIK 0001543151
Persons authorized to receive notices and communications: Prashanth Mahendra-Rajah, c/o Uber Technologies, Inc., 1725 3rd Street, San Francisco, California (CA), 94158, 415-612-8582

## Reporting persons
- Uber Technologies, Inc. (CIK 0001543151): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,070,629; shared voting power 0; sole dispositive power 2,070,629; shared dispositive power 0; aggregate amount beneficially owned 2,070,629 (3.36% of the class)
  Comment: Note for Lines (7), (9), and (11) - Consists of 2,070,629 shares of common stock, par value $0.0001 per share (the "common stock"), of Serve Robotics Inc. (the "Issuer") that are beneficially owned by Uber Technologies, Inc. through Postmates, LLC, a wholly-owned subsidiary of Uber Technologies, Inc.
  
  Note for Line (13) - The percent of class beneficially owned by the Reporting Person was calculated assuming 61,577,800 shares of common stock issued and outstanding based on (i) 59,881,731 shares of common stock issued and outstanding as of August 5, 2025, as described in the Issuer's report on Form 10-Q for the fiscal quarter ended June 30, 2025, as filed with the Securities and Exchange Commission (the "SEC"), plus (ii) 1,696,069 additional shares issued in the Issuer's acquisition of Vayu Robotics, Inc. that closed on August 15, 2025, as disclosed in the Issuer's Current Report on Form 8-K filed with the SEC on August 18, 2025.
  
  This Amendment No. 1 amends and supplements the Schedule 13D relating to the shares of common stock of the Issuer (the "Schedule 13D") filed with the SEC on May 8, 2024. Information reported in the Schedule 13D remains in effect except to the extent amended or superseded by information contained in this Amendment No. 1.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: Serve Robotics Inc. /DE/
Address of issuer's principal executive offices: 730 Broadway, Redwood City, California (CA), 94063

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Uber Technologies, Inc. (the "Reporting Person" or "Uber"), a publicly traded Delaware corporation, because the Reporting Person beneficially owns 2,070,629 shares of common stock of the Issuer through Postmates, LLC, a wholly-owned subsidiary of the Reporting Person. The principal business of the Reporting Person is the operation and continued development of a technology platform that uses a massive network, leading technology, operational excellence and product expertise to power movement from point A to point B. The business address of the Reporting Person is 1725 3rd Street, San Francisco, CA 94158. Set forth on Schedule I, filed as Exhibit 99.1 hereto ("Schedule I"), which is incorporated herein by reference, is the name, business address and principal occupation or employment and citizenship of each of the Reporting Person's directors and executive officers.
Residence or business address: See Item 2(a) above.
Present principal occupation or employment: See Item 2(a) above.
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The citizenship of each of the individuals referred to in Schedule I is set forth on Schedule I.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is the beneficial owner of 2,070,629 shares of common stock, which represent approximately 3.36% of the outstanding shares of common stock as of August 18, 2025. The percent of common stock beneficially owned by the Reporting Person was calculated assuming 61,577,800 shares of common stock issued and outstanding based on (i) 59,881,731 shares of common stock issued and outstanding as of August 5, 2025, as described in the Issuer's report on Form 10-Q for the fiscal quarter ended June 30, 2025, as filed with the SEC, plus (ii) 1,696,069 additional shares issued in the Issuer's acquisition of Vayu Robotics, Inc. that closed on August 15, 2025, as disclosed in the Issuer's Current Report on Form 8-K filed with the SEC on August 18, 2025. None of the persons named in Schedule I beneficially own any shares of common stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and sole dispositive power over an aggregate of 2,070,629 shares of common stock. The Reporting Person's shares of common stock represent approximately 3.36% of the voting power of Issuer's outstanding capital stock as of August 18, 2025.
Transactions in the class effected during the past sixty days: On September 19, 2025, the Reporting Person (through Postmates) sold 1,215,048 shares of its holdings in the Issuer's common stock at an average price per share of $14.1405 in open market transactions. On September 22, 2025, the Reporting Person (through Postmates) sold 456,284 shares of its holdings in the Issuer's common stock at an average price per share of $14.0076 in open market transactions. On September 23, 2025, the Reporting Person (through Postmates) sold 1,006,872 shares of its holdings in the Issuer's common stock at an average price per share of $14.0471 in open market transactions. Other than the foregoing, the Reporting Person and, to the best knowledge of the Reporting Person, the directors and executive officers of the Reporting Person have not effected any other transactions in the shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No change.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: No change.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: EX-99.1 - Schedule I

## Signatures
- Uber Technologies, Inc.: /s/ Prashanth Mahendra-Rajah, Chief Financial Officer (09/23/2025)